# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TOWER SEMICONDUCTOR LTD, CIK 0000928876
CUSIP: M87915274
Title of class of securities: Ordinary Shares, par value NIS 15.00 per share
Address of issuer's principal executive offices: Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek, Israel (L3), 23105
Date of event which requires filing of this statement: 11/02/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001376192

## Reporting persons
- Clal Insurance Enterprises Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 6,331,544; sole dispositive power 0; shared dispositive power 6,331,544; aggregate amount beneficially owned 6,331,544 (5.6% of the class)
  Comment: With regard to Rows (6), (8) and (9), please see Item 4.
  
  Row (11) is based on 113,517,666 Ordinary Shares issued and outstanding as of September 30, 2026 (as reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission on October 13, 2026).

## Item 1. Issuer
Name of issuer: TOWER SEMICONDUCTOR LTD
Address of issuer's principal executive offices: Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek, Israel, 23105

## Item 2. Person Filing
Name of person filing: Clal Insurance Enterprises Holdings Ltd. ("Clal")
Address of principal business office or, if none, residence: 36 Raul Walenberg St., Tel Aviv 66180, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Of the 6,331,544 Ordinary Shares reported in this Statement as beneficially owned by the Reporting Person, (i) 85,519 Ordinary Shares are beneficially held for its own account; and (ii) 6,246,025 Ordinary Shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, this Statement shall not be construed as an admission by Clal, that it is the beneficial owner of more than 85,519 Ordinary Shares covered by this Statement.
Percent of class: See Row (11) of the cover page of the Reporting Person above.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Row (6) of the cover page of the Reporting Person above and note in Item 4 above.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Row (8) of the cover page of the Reporting Person above and note in Item 4 above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Clal Insurance Enterprises Holdings Ltd: /s/ Eran Czerninski, Eran Czerninski/Authorized Signatory (11/08/2026)
- Clal Insurance Enterprises Holdings Ltd: /s/ Barak Benski, Barak Benski/Authorized Signatory (11/08/2026)